IM Cannabis Clinical Survey Confirms Effectiveness of Proprietary Strains in Alleviating
Symptoms of Seven Key Health Conditions

Conditions Evaluated Include Oncology, PTSD, Rheumatoid Arthritis, Chronic Pain, Insomnia,
Back Pain and Inflammatory Bowel Diseases

Conducted by Leading Contract Research Organization for Cannabis Research, Survey Covered
More Than 650 Patients Using FDA-Validated Questionnaires

TORONTO, CANADA, and GLIL YAM, ISRAEL - June 17, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (NASDAQ: IMCC, CSE: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sectors with operations in Israel, Germany and Canada, today unveiled proprietary data from a clinical survey evaluating medicinal cannabis therapy. The patient survey, conducted by Medicanl Ltd. ("Medicanl"), an independent, international clinical research organization that specializes in cannabis research, and commissioned by IMC, reported the high effectiveness of seven IMC-branded medical cannabis strains in treating and alleviating symptoms of seven key health conditions in a clinical group of Israeli participants. The survey data will be used to help patients and doctors in medical markets all over the world customize cannabis-based therapies to best treat their diagnoses.

The clinical survey included 652 participants and covered the following conditions: neuropathic pain, rheumatoid arthritis, oncology, insomnia, back pain, inflammatory bowel diseases and PTSD. The goal was to evaluate the long-term efficacy of IMC's strains, including Roma, Ela, DQ, London, Pandora's Box, Paris and Tel Aviv (collectively, the "IMC Strains") on patients and their medical conditions using U.S. Food and Drug Administration-validated questionnaires.

Key Findings:

  Eighty-one percent of rheumatoid arthritis patients reported improved symptoms.
  At least 60 percent of neuropathic pain patients reported improved symptoms.
  At least 58 percent of back pain patients reported improved symptoms.
  At least 42 percent of PTSD patients reported an improvement in their PTSD scale, which is measured by PCL-5, a validated questionnaire for quantifying PTSD symptom severity.
  Thirty-eight percent of insomnia patients reported improved sleep quality based on the Pittsburgh Sleep Quality Index.
  Sixty percent of oncology patients reported an improvement in overall health, as measured by the Patient Global Impression of Change scale.
  IMC's Pandora's Box strain was effective in decreasing appetite in patients.
  All seven IMC Strains improved sleep quality and increased patients' sense of calm, happiness and libido.
  No adverse events were reported with respect to using IMC Strains.

"While medical cannabis' overall therapeutic benefits are well-known and documented, science is still just scratching the surface in terms of the global medical community fully understanding and realizing cannabinoids' potential in treating various health conditions," said Dr. David Meiri, Head of the Laboratory of Cancer Biology and Cannabinoid Research at the Technion, Israel Institute of Technology. "The availability of the data collected and extracted from these types of clinical surveys, which are based on FDA-validated questionnaires, despite not being peer-reviewed or derived from full-scale clinical trials, can help physicians and patients to better utilize and fine-tune the appropriate cannabis therapy for their specific medical conditions."

"As we have been in the medical cannabis space for over a decade, this invaluable data comes directly from patients, thanks to the Company's longstanding relationship with them," added Oren Shuster, CEO of IMC. "Rooted in hard science and research, IMC leverages this data to ensure that its patients across international markets are receiving high-quality cannabis products that are best-suited for their needs."

Survey Methodology

The clinical survey was commissioned by IMC and conducted by an independent contract research organization, Medicanl, in 2020. The clinical survey included responses from 652 patients between the ages of 19 and 86 who used medicinal cannabis broadly (not just IMC Strains) for an average duration of over five years. The survey was conducted through online questionnaires validated by the FDA for the various indications and symptoms, along with demographic data collection in strict compliance with all privacy regulations through independent third-party surveyor, iPanel Ltd., which utilized responsive surveying methodologies. The survey covered seven IMC proprietary cannabis strains and assessed their impact on treating and alleviating symptoms of neuropathic pain, rheumatoid arthritis, oncology, insomnia, back pain, inflammatory bowel diseases and PTSD.

The findings of the survey have not undergone peer review, nor have they been submitted to any leading peer-reviewed medical journal. Additional data or studies may be necessary to confirm the reported findings.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU GMP-certified medical cannabis processor and distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. ("JWC"). JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and Wagners brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. On March 31, 2021, IMC entered into a definitive agreement to acquire MYM Nutraceuticals Inc. ("MYM") and its licensed producer subsidiary, Highland Grow Inc. This transaction, if completed, will reinforce IMC's goal of being a leading global premium cannabis producer and purveyor.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the use of the clinical survey data by doctors and patients and the global medical community's future understanding and realization of medical cannabis' potential in treating various health conditions.

Developing forward-looking information involves reliance on several assumptions and considerations of certain risks and uncertainties, some of which are specific to IMC and others that apply to the industry generally. The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include without limitation, any determination that the results of the clinical survey were due to one or more factors other then medical cannabis, future scientific studies on the efficacy of medical cannabis and peer review of the clinical survey findings.

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

For more information:

Oren Shuster

CEO, IM Cannabis

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com